EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
(Dollars in millions)	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Earnings:
(Loss)/income before assessments	$(116)	$139	$464	$770
Fixed charges	492	2,149	2,309	7,535
Total earnings	$376	$2,288	$2,773	$8,305
Fixed charges:
Interest expense	$492	$2,149	$2,308	$7,534
Estimated interest component of net rental expense(1)	—	—	1	1
Total fixed charges	$492	$2,149	$2,309	$7,535
Ratio of earnings to fixed charges	0.76	1.06	1.20	1.10

(1)	Represents an estimated interest factor.